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The Hartcourt Companies, Inc.

October 30, 2006

Steven Jacobs
Accounting Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, D.C. 20549

> **Re:** **The Hartcourt Companies, Inc. ("Hartcourt" or the "Company")**
> **Item 4.02 Forms 8-K**
> **Filed September 5, 2006 and September 7, 2006 and September 27, 2006**
> **File No. 1-12671**

Dear Mr. Jacobs,

This letter responds to your letter dated October 12, 2006. The Company received your letter today.

The Company has carefully considered the Staff's comments and offers the following responses. Upon resolution of all of the Staff's comments, the Company will amend the filing as appropriate.

Forms 8-K/A filed September 27, 2006

Question

1. We do not note a response to our prior comment 2 and therefore reissue our comment in its entirety. Please tell us when and how you plan to file restated interim financial statements for the interim periods subsequent to May 31, 2005 that are impacted by the restatement.

Response

We are currently working on the amended quarterly report for the interim periods subsequent to May 31, 2005. We will file restated interim financial statements in Form 10Q/A by November 17, 2006.

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Per your request, we furnish you in writing the following statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions, please contact us through fax # 86 21 51521579.

Sincerely,



Yungeng Hu
Chief Financial Officer & President